    As filed with the Securities and Exchange Commission on August 30, 1999
                                                       Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                          WYNDHAM INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                              94-2878485
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)

                               ----------------
            1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207
                                (214) 863-1000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           James D. Carreker                         Copies to:

    Chairman of the Board and Chief
           Executive Officer                J. Kenneth Menges, Jr., P.C.
         1950 Stemmons Freeway                N. Kathleen Friday, P.C.
              Suite 6001                 Akin, Gump, Strauss, Hauer & Feld,
          Dallas, Texas 75207                          L.L.P.
            (214) 863-1000                 1700 Pacific Avenue, Suite 4100
  (Name, address, including zip code,         Dallas, Texas 75201-4675
         and telephone number,
   including area code, of agent for
               service)

                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this registration statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                                 Proposed
                                                  Maximum       Proposed
                                                 Offering       Maximum       Amount of
  Title of Each Class of       Amount to be        Price       Aggregate    Registration
Securities to be Registered     Registered       per Share   Offering Price      Fee
----------------------------------------------------------------------------------------
Class A Common Stock,
 par value $0.01 per            15,097,354
 share ................           shares        $3.59375(1)  $54,256,115(1)    $15,090
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the amount of the registration fee based on the average of the high and low sales prices of the class A common stock reported by the New York Stock Exchange on August 26, 1999. The class A common stock includes associated series C junior preferred stock purchase rights. One series C junior preferred stock purchase right will be issued with each share of class A common stock. As no additional consideration will be received for these rights, no registration fee is required with respect to them under Rule 457(i) of the Securities Act.

                               ----------------
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion, dated August 30, 1999

PROSPECTUS

                               15,097,354 Shares

                          WYNDHAM INTERNATIONAL, INC.

                       1950 Stemmons Freeway, Suite 6001
                              Dallas, Texas 75207
                                 (214) 863-1000

                              Class A Common Stock

  This prospectus relates to the public offer and sale up to 15,097,354 shares of our class A common stock by the selling stockholders named in this prospectus.

  Our class A common stock is traded on the New York Stock Exchange under the symbol "WYN". On August 26, 1999, the last reported sale price for our class A common stock was $3.5625 per share.

                                 ------------

  You should consider carefully the risks factors related to investing in our class A common stock. Please see "Risk Factors" beginning on page 2.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is      , 1999.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Wyndham International, Inc. ..............................................   1
Recent Developments.......................................................   1
Risk Factors..............................................................   2
  Influence by New Investors..............................................   2
  We Have Substantial Debt Obligations; We May Incur Additional
   Indebtedness; Most of Our Debt Bears Interest at a Variable Rate.......   3
  We Have Grown Rapidly and Have Acquired New Businesses, Which Requires
   Us to Integrate Operations.............................................   4
  Hotel Industry Risks....................................................   4
  Real Estate Risks.......................................................   5
  Risks of Operating Hotels Under Franchise Or Brand Affiliations.........   7
  Risks Relating to Gaming Operations.....................................   7
  Year 2000 Compliance....................................................   8
Uncertainty of Forward-Looking Statements.................................   9
About This Prospectus.....................................................   9
Use of Proceeds...........................................................   9
Description of Class A Common Stock.......................................   9
Selling Stockholders......................................................  11
Plan of Distribution......................................................  14
Legal Matters.............................................................  14
Experts...................................................................  14
Where You Can Find More Information.......................................  15

                                      (i)

                          WYNDHAM INTERNATIONAL, INC.

  We are a fully integrated and branded hotel enterprise that has, as of June 30, 1999, an aggregate hotel portfolio of 318 hotel properties with approximately 74,000 rooms in the United States, Canada, the Caribbean and Europe. We are engaged in the ownership, management, leasing and franchising of hotels and resorts, primarily in the luxury and upscale segments. We are focused on integrating our acquired properties and operating companies and are developing our proprietary brands: Wyndham, Grand Bay Hotels & Resorts, and Summerfield Suites. We intend to continue to develop and build brand recognition of our products through the continuation of our re-branding program, a unified marketing campaign, an expanded advertising budget and a proprietary centralized reservation system and reservation organizations.

  As of June 30, 1999, we, directly or indirectly through our subsidiaries, owned interests in 173 hotels totaling over 43,300 rooms and leased 39 hotels from third parties totaling over 5,700 rooms. In addition, we managed 95 hotels with over 22,300 rooms for third party owners and franchised 11 hotels under the Wyndham, Summerfield or ClubHouse brands with over 2,600 rooms. The hotels are diversified by franchise or brand affiliation and serve primarily U.S. business centers. In addition to hotels catering primarily to business travelers, our portfolio includes world-class resort hotels and prominent hotels in major tourist destinations.

                              RECENT DEVELOPMENTS

  On June 30, 1999, we consummated the $1 billion equity investment in our new series B convertible preferred stock and our related restructuring. With respect to this investment, investors including affiliates of Apollo Real Estate Management III, L.P., Apollo Management IV, L.P., Thomas H. Lee Equity Fund IV, L.P., Beacon Capital Partners, L.P., and Strategic Real Estate Investments I, LLC purchased for $1 billion in cash shares of our series B preferred stock representing 41% of the voting power of our capital stock then outstanding. In connection with this investment, we restructured our existing organization. Patriot American Hospitality, Inc. became a wholly-owned subsidiary of us and the pairing agreement between Patriot and us was terminated. In addition, Patriot's status as a real estate investment trust terminated effective January 1, 1999, and Patriot became a taxable corporation as of that date. As a result of the termination of Patriot's REIT status, we took a one-time accounting charge of approximately $675 million relating to a deferred tax liability. As part of this investment, the following, among other things, also occurred on June 30, 1999:

  . we entered into a new $1.8 billion senior credit facility with The Chase Manhattan Bank consisting of: $1.3 billion in term loans with a term expiring on June 30, 2006 and a $500 million revolving credit facility with a term expiring on June 30, 2004;

  . we entered into a $650 million increasing rate loan facility maturing June 30, 2004 with The Chase Manhattan Bank and The Bear Stearns Companies, Inc.;

  . we entered into (1) a $346 million mortgage loan with Bear, Stearns Funding, Inc. secured by a first lien on 25 of our hotel properties, and
     (2) a $235 million mortgage loan with Lehman Brothers Holding, Inc. secured by a first lien on 10 other of our hotel properties;

  . we used proceeds from the $1 billion equity investment to settle all forward equity contracts in cash;

  . we retired or refinanced all of our bank debt, except for certain mortgage loans, that existed immediately before we consummated this investment; and

  . our Board of Directors was restructured to consist of eight "class A" directors designated by our Board members who were serving immediately before we consummated this investment, eight "class B" directors designated by the investors, and three "class C" directors agreed upon by our Board members serving immediately before the investment and the investors.

  In addition, in May 1999, we hired Richard Mahoney as Chief Financial Officer and, on July 12, 1999, we hired Fred J. Kleisner as President and Chief Operating Officer. Messrs. Mahoney and Kleisner together have more than 35 years of experience in the hotel industry. Mr. Kleisner most recently served with Starwood Hotels and Resorts Worldwide, Inc. where he directed operations for all the Starwood Hotel Group brands in North America, Central America, South America, Hawaii and the Caribbean. Mr. Mahoney previously served as executive vice president and chief operating officer of Starwood's gaming division and before that as chief financial officer of Westin Hotels & Resorts.

  On June 14, 1999, we announced our intention to sell the 11 historic styled hotels of Arcadian International Limited based in the United Kingdom. We also plan to sell our European development properties. Since June 14, 1999, we have actively publicly marketed these assets. However, we cannot assure you that we will obtain terms satisfactory to us in order to complete the sales of these assets or that any proposed sale of these assets, if completed, will result in either a profit or a loss against the recorded book value of these assets.

  On August 12, 1999, we filed with the Securities and Exchange Commission a registration statement on Form S-3 for a rights offering by us. We will be conducting that rights offering, which will be for 3 million shares of our series A convertible preferred stock, to settle class action litigation relating to the June 30, 1999 $1 billion equity investment in our series B preferred stock and our related restructuring.

  Under the rights offering, we will grant rights to each person who held on the record date shares of our class A common stock, limited partnership units in Patriot American Hospitality Partnership, L.P. or limited partnership units in Wyndham International Operating Partnership, L.P. The rights will enable the holders thereof to purchase shares of our series A preferred stock for a price of $100.00 per share. The rights offering is subject to certain conditions, including entering into a settlement agreement for the litigation and court approval of the settlement. If we complete the rights offering, we will use the cash proceeds therefrom to redeem shares of our series B preferred stock, which are held by the investors that made the recent $1 billion equity investment in our series B preferred stock.

  We are currently exploring ways to strengthen our competitive position by capitalizing on the financial and operating flexibility provided by our restructuring. Our growth strategy will focus on upgrading existing properties, maximizing our portfolio mix, including exploring strategic divestitures, and maximizing the value of the Wyndham brand. We believe that if our strategic initiatives are successful, we will enhance stockholder value. However, we cannot assure you that any or all of these initiatives will be successful.

                                 RISK FACTORS

  You should carefully consider the risks described below and the other information in this prospectus, any prospectus supplement and the documents and risk factors incorporated by reference herein before deciding to invest in our class A common stock. Many factors, including the risks described below, could cause our operating results to be different from our expectations and plans.

Influence by New Investors

  As a result of their $1 billion investment in our series B preferred stock, as of June 30, 1999, the investors held approximately 41% of the voting power of our capital stock. The investors are entitled to vote on all matters voted on by the holders of our capital stock except that special rules apply in the case of the election of directors under which the holders of our class A common stock effectively control the election of the class A directors. Each share of our series B preferred stock held by the investors entitles the holder to cast the same number of votes as the holder would have been able to cast if its shares were converted into our class B common stock. On this "as converted" basis, the investors held as of June 30, 1999 approximately 41% of the voting power of our capital stock. Because a portion of dividends paid to the investors on their series B preferred stock is to be paid in additional shares of series B preferred stock, assuming we issue no other voting shares and without taking into account any redemption of series B preferred stock with the cash proceeds from the rights offering, the "as converted" voting power of the investors would rise to approximately 52% by June 30, 2005. As part of their investment, however, the investors agreed not to acquire or hold, at any time before June 30, 2005, any shares of our common stock or any securities convertible into our common stock, except by conversion of their series B preferred stock and other exceptions. Also, the investors' voting power would be reduced to approximately 29% immediately following the rights offering, and 36% by June 30, 2005, if the rights offering is completed in full and the proceeds are used to redeem $300 million of the investors' series B preferred stock. The investors are not prohibited from purchasing rights in the market or from exercising such rights or allowing them to expire. To the extent the investors do so, their equity interest in us will not decrease.

  As of the date of this prospectus, the investors are entitled to appoint eight of 19 members of our Board of Directors. The investors also have the right to vote with the holders of our class A common stock on an "as converted" basis for the election of three additional directors. The investors therefore have significant influence over the election of our directors.

  The investors' influence may have the effect of discouraging a third party from making an acquisition proposal for us and, consequently, may delay or prevent a future change of control of us. In addition to their significant voting power discussed above, the investors have special voting rights concerning amendments to our certificate of incorporation affecting Board composition, voting rights of stockholders and indemnification of stockholders and directors. The investors also have special voting rights on amendments to our shareholders rights plan and special approval rights over "change of control" transactions. Upon a change of control, the investors may either redeem for cash or convert for our class B common stock all of their series B preferred stock, together with all dividends that would have been paid through June 30, 2005. All accelerated dividends would be treated as if they were paid solely in the form of additional shares of series B preferred stock rather than cash.

We have substantial debt obligations; we may incur additional indebtedness; most of our debt bears interest at a variable rate

  As of June 30, 1999, our outstanding debt was approximately $3.5 billion and our ratio of debt to total stockholders' equity was approximately 153%. Our aggregate outstanding debt includes the following:

  .  Senior Credit Facility. We have a senior credit facility comprised of
     (1) term loans in an aggregate principal amount of $1.3 billion expiring on June 30, 2006, and (2) a revolving loan facility in an aggregate principal amount of up to $500 million expiring on June 30, 2004. As of June 30, 1999, we had borrowed $50 million under the revolving loan facility. The senior credit facility is guaranteed by our domestic subsidiaries and secured by pledges of our equity interests and the equity interests of our subsidiaries.

  . Increasing Rate Loans. We have an increasing rate loan facility in the aggregate principal amount of $650 million which expires on June 30, 2004. The lenders under the increasing rate loans receive the benefit of the same guarantees and pledges of security provided under the senior credit facility.

  . New Mortgage Debt. On June 30, 1999, we closed on a $346 million mortgage loan secured by first liens on 25 of our hotel properties located throughout the United States and closed on a $235 million mortgage loan secured by first liens on 10 other of our hotel properties located throughout the United States. A separate special purpose entity subsidiary of ours owns each of the hotel properties subject to the liens.

  . Other Mortgage Debt. As of June 30, 1999, we had outstanding $907.1 million of other mortgage and secured debt. The mortgage debt has a weighted average interest rate of 7.91% and a weighted average remaining life of 5.2 years. This mortgage debt is secured by 48 of our properties.

  We also may borrow additional amounts from the same or other lenders in the future, may assume debt in connection with acquisitions, or may issue corporate debt securities in public or private offerings. Our organizational documents do not limit the amount of indebtedness we may incur. However, our ability to borrow under the revolving credit facility is subject to our compliance with a number of customary financial and other covenants, including total leverage and interest coverage ratios. Our inability to borrow under the revolving credit facility could adversely affect our ability to fund operations or expand our business. Further, substantially all of our debt bears interest at a variable rate. Economic conditions could result in higher interest rates, which could increase debt service requirements on variable rate debt. Our debt service requirements will require the use of a substantial portion of our operating cash flow to pay interest on our debt instead of for other corporate purposes.

  There can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we may lose some or all of our assets, including hotel properties. Adverse economic conditions could cause the terms on which we borrow to worsen. Those circumstances, if we are in need of funds to repay indebtedness, could force us to liquidate one or more investments in properties at times that may not permit realization of the maximum return on those investments.

  The foregoing risks associated with our debt obligations may inhibit our ability to raise capital in both the public and private markets and may have a negative impact on our credit rating.

We have grown rapidly and have acquired new businesses, which requires us to integrate operations

  We have recently experienced a period of rapid growth. We are responsible for the management and operation of several new businesses, including direct hotel management, and branding and franchising, which previously were not part of our operations. In addition, we may acquire other new businesses in the future. The integration of departments, systems and procedures presents a significant management challenge, and the failure to integrate new acquisitions into existing management and operating structures could have a material adverse effect on our results of operations and financial condition.

Hotel Industry Risks

  Operating Risks. Our primary business is buying, selling, leasing and managing hotels. This business is subject to operating risks common to the hotel industry, including:

  . competition for guests from other hotels, a number of which may have greater marketing and financial resources and experience than us and our hotel management companies;

  . increases in operating costs due to inflation and other factors, which may not be offset by increased room rates;

  . dependence on business and commercial travelers and tourism, which may fluctuate and be seasonal;

  . increases in energy costs and other travel expenses, which may deter travelers; and

  .  adverse effects of general and local economic conditions.

  These factors could adversely affect our ability to generate revenues and our financial condition and results of operations.

  We may be unable to obtain or transfer necessary operating licenses in hotel acquisitions. When we acquire hotels or hotel operating companies, we may be unable to transfer certain operating licenses or obtain new licenses in a timely manner, such as food and beverage licenses. Although hotels can sell alcoholic beverages under interim licenses or licenses obtained before we acquire them, there can be no assurance that these licenses will remain in effect until we (or the hotel management company) obtain new licenses. If a hotel fails to have a food and beverage license or other operating licenses, this failure would adversely affect the hotel's ability to generate revenues and could adversely affect our financial condition and results of operations.

  Hotel Renovation Costs and Capital Expenditures. In general, hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodically replacing or refurbishing furniture, fixtures and equipment. Under the terms of participating leases, we must establish a reserve to pay for certain capital expenditures and for periodically replacing or refurbishing furniture, fixtures and equipment. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash. In addition, we may acquire hotels that require significant renovation. When we renovate hotels, we incur risks, including the risk of environmental problems, construction cost overruns and delays, uncertainties as to market demand after we renovate, market demand deterioration after we begin renovating, and unanticipated competition emerging from other hotels.

  Competition For Hotel Acquisition Opportunities. We may be competing for hotel acquisition opportunities with entities that have substantially greater financial resources. These entities may generally be able to accept more risk than we can prudently manage, including risks of a hotel operator's creditworthiness or a target hotel's geographic location. Competition may generally reduce the number of hotel acquisition opportunities that we believe suitable.

  Seasonality. The hotel industry is seasonal in nature. Revenues at certain hotels are greater in the first and second quarters of a calendar year and at other hotels in the second and third quarters of a calendar year. Seasonal variations in hotel revenues may cause quarterly fluctuations in our operating revenues.

Real Estate Risks

  General Risks. Our ability to generate revenues from our hotels may be adversely affected by risks common to the ownership, lease or operation of real property, including:

  .  changes in national economic conditions;

  . changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics;

  .  changes in interest rates;

  .  changes in the availability, cost and terms of mortgage funds;

  . the impact of present or future environmental legislation and compliance with environmental laws;

  . the ongoing need for capital improvements, particularly in older structures;

  .  changes in real estate tax rates and other operating expenses;

  .  adverse changes in governmental rules and fiscal policies;

  .  adverse changes in zoning laws;

  .  civil unrest;

  . acts of God, including earthquakes and other natural disasters (which may result in uninsured losses); and

  .  other factors that are beyond our control.

  Value and Illiquidity of Real Estate. Real estate is a relatively illiquid asset. Therefore, our ability to respond to changes in economic and other conditions will be limited. If we must sell a property, there can be no assurance that we will be able to dispose of it in the time period we desire or that the sales price of any property will equal or exceed the amount of our initial investment in the property.

  Property Taxes. Our properties are subject to real property taxes. The real property taxes on our properties may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. Increases in property taxes may adversely affect our financial condition and results of operations.

  Consents of Ground Lessors Required For Sale of Certain Hotels. Some of our properties are subject to ground leases with third party lessors. In addition, we may acquire properties in the future that are subject to ground leases. If we wish to sell a property that is subject to a ground lease or wish to assign our leasehold interest in the ground lease, we may need the consent of third party lessors. As a result, we may not be able to sell or assign our interest in these properties without the consent of these lessors.

  Environmental Matters. Our operating costs may be affected by the cost of complying with existing and future environmental laws, ordinances and regulations. Under various federal, state and local environmental laws, ordinances and regulations, we may be liable for the costs of removing or remediating hazardous or toxic substances on, under, or in real property currently or previously owned or operated by us. These laws often impose liability whether or not we knew of, or were responsible for, the presence of hazardous or toxic substances. In addition, our ability to borrow by using real property as collateral may be adversely affected by the presence of hazardous or toxic substances, or the failure to remediate the property properly. By arranging for the transportation, disposal or treatment of hazardous or toxic substances, we may also be liable for the costs of removing or remediating these substances at the disposal or treatment facility, even if we never owned or operated the disposal or treatment facility. We could be held liable under environmental laws used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment. Third parties may seek recovery from us for personal injuries associated with exposure to hazardous materials on real property owned or operated by us. Environmental laws may also impose restrictions on the manner in which we may use or transfer a property or in which we operate our business on a property. In connection with our hotels, we may be potentially liable for any environmental costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our results of operations and financial condition. Qualified independent environmental engineers have conducted Phase I environmental site assessments on substantially all of our properties. The purpose of these environmental assessments was to identify potential sources of contamination for which any of our properties may be responsible and to assess the status of environmental regulatory compliance. The environmental assessments have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any environmental liability or compliance concerns. Nevertheless, these environmental assessments may not have revealed all environmental liabilities or compliance concerns. Also, there may be material environmental liabilities or compliance concerns of which we are currently unaware. We have not been notified by any governmental authority, and we have no other knowledge of, any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of our properties.

  Uninsured and Underinsured Losses. Each of the leases with third parties specifies comprehensive insurance to be maintained on each of the applicable leased hotels, including liability, fire and extended coverage. We believe this specified coverage is of the type and amount customarily obtained for hotels. Leases for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature such as earthquakes and floods, that may be uninsurable or not economically insurable. Our Board of Directors and management will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace the property after it has been damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the damaged property.

  Acquisition and development risks. We currently intend to pursue acquisitions of additional hotels and hotel operating companies and, under appropriate circumstances, may pursue development opportunities. Acquisitions entail risks that the acquired hotels or hotel operating companies will fail to perform according to our expectations or that our cost estimates to market, acquire and operate properties will prove inaccurate. In addition, hotel development is subject to other risks, including risks of construction delays or cost overruns that may increase project costs, new project commencement risks such as receiving zoning, occupancy and other required governmental approvals and permits, and incurring development costs for projects that are not pursued to completion.

  We depend on management contracts. We manage hotels for third party owners pursuant to management contracts. These contracts may be acquired, terminated, renegotiated or converted to franchise agreements in the ordinary course of our business. As of the date of this prospectus, the average remaining term of our management contracts was approximately 9.5 years. However, the hotel property owner may terminate these management contracts if we fail to meet certain performance standards, if the property is sold to a third party, if the owner defaults on indebtedness encumbering the property, upon a foreclosure of the property, closing of the property and certain business combinations involving us in which our name or current management team does not survive.

  There can be no assurance that we will be able to replace terminated management contracts, or that the terms of renegotiated or converted contracts will be as favorable as the terms that existed before such renegotiation or conversion. We also will be subject to the risk that a hotel property owner will be unable to pay management fees to us. In addition, in certain circumstances, we may be required to make loans to or capital investments in hotel properties in connection with management contracts. If any of these hotel properties suffers poor operating results or if we lose our management contract, we may not recover our loan or capital investment.

Risks of Operating Hotels under Franchise or Brand Affiliations

  We operate some of our hotels under franchise or brand affiliations. In addition, we may acquire hotels in the future which are operated under franchise or brand affiliations. Each franchised hotel must meet specified operating standards and other terms and conditions to continue its franchise license. The continued use of a brand generally depends upon the continuation of the management agreement related to that hotel with the hotel's management entity. Franchisors typically inspect licensed properties periodically to confirm adherence to operating standards. Actions by us, our affiliates or the hotel management entities could cause a breach of these standards or other terms and conditions of a franchise license or the loss or cancellation of a franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which our Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, our Board of Directors may elect to allow the franchise license to lapse which could result in our incurring significant termination costs. If a franchise or brand affiliation is terminated for any reason, we may try to obtain a suitable replacement franchise or brand affiliation, or to operate the hotel independent of a franchise or brand affiliation. If we lose a franchise or brand affiliation, we will lose the associated name recognition, marketing support and centralized reservation systems provided by the franchisor or brand owner. This loss could adversely affect the value of the hotel and our results of operations.

Risks Relating to Gaming Operations

  Regulation of Gaming Operations. We own and operate several casino gaming facilities at some of our hotels, including El San Juan, El Conquistador, Condado Plaza and Old San Juan in Puerto Rico. Each of these gaming operations is subject to extensive licensing, permitting and regulatory requirements administered by various governmental entities.

  Typically, gaming regulatory authorities have broad powers related to the gaming operations licenses. They may revoke, suspend, condition or limit our gaming approvals and licenses, impose substantial fines and take other actions, any of which could have a material adverse effect on our business and the value of our hotel/casinos. Our directors, officers and some key employees are subject to licensing or suitability determinations by various gaming authorities. If any of those gaming authorities were to find someone unsuitable, we would have to sever our relationship with that person.

  Risks Associated with High-End Gaming. The high-end gaming business is more volatile than other forms of gaming. Fluctuations in customers' high-end gaming activities could have an adverse impact on our financial condition and results of operations. In addition, a significant portion of our table gaming is attributable to a relatively small number of international customers. If the most significant of these customers reduces or quits his or her gaming, it could have an adverse effect on our financial condition and results of operations.

Year 2000 Compliance

  Many computer systems were not designed to interpret any dates beyond 1999, which could lead to business disruptions in the United States and internationally. We recognize the importance of minimizing the number and seriousness of any disruptions that may occur as a result of the Year 2000 issue and have adopted an extensive compliance program. Our compliance program involves three major program areas:

  .  corporate information technology infrastructure and reservation systems;

  . other electronic assets, which include automated time clocks; point-of-sale systems; non-information technology systems, such as embedded technologies that operate fire-life safety systems, phone systems, energy management systems; and other similar systems; and

  .  third parties with whom we conduct business.

  We are applying a three phase approach to each program area:

  . Inventory Phase--identify systems and third parties that may be affected by the Year 2000 issue

  . Assessment Phase--prioritize the inventoried systems and third parties, assess their Year 2000 readiness, and plan corrective actions

  . Remediation Phase--implement corrective actions, verify implementation, and formulate contingency plans

  We engaged a consulting firm to conduct the inventory and assessment phases of our compliance program. We have completed inventory and assessment phases with respect to our corporate information technology infrastructure and reservation systems. We have also completed the inventory and assessment phases with respect to the information technology and other electronic assets that are located in our hotels, other than some of the hotels which are either managed, but not owned, by us or owned, but not leased or operated, by us (the "third party compliance hotels"). Based on those assessments and working with our consultants, we determined which systems were not Year 2000 compliant and developed appropriate remediation plans.

  We are implementing the necessary work to remediate those systems at our owned and leased hotels, and have completed 80 percent of that work. We engaged a consulting firm to provide support and additional skills to help us remediate those systems in sufficient time for testing and any necessary modifications.

  Of the 93 third party compliance hotels that were not acquired in the merger with Interstate Hotels (the "Interstate merger"), we have assessed 66 of them as part of our compliance program and we have begun to implement remediation plans at 52 of them. The owners of the other 14 third party compliance hotels that we assessed have to date neither taken any necessary corrective action that we identified in our assessment nor authorized us to take any such action on behalf of the owners. Of the 27 third party compliance hotels that we have not assessed, the owners of 20 of them have informed us that they completed their own assessments. We continue to monitor the Year 2000 readiness status of the third party compliance hotels and have reminded the owners of the importance of making the hotels Year 2000 compliant in time to permit adequate testing. We are surveying the Year 2000 compliance of the hotels that are franchised under the Wyndham brand but not managed by us, and have informed the owners of those hotels of the appropriate standards to make the equipment operating our systems Year 2000 compliant. However, because the third party compliance hotels and franchised hotels are not under our control, we must rely on information provided by those owners or operators, and we will not be able to test the assessment or remediation effected by third parties at the third party compliance hotels or the franchised hotels.

  As of the date of this prospectus, we expect to expend approximately $34 million in connection with Year 2000 issues. As of June 30, 1999, we had incurred $2.0 million in connection with the inventory and assessment phases of our compliance program and $9.9 million to remediate our systems. However, our anticipated expenditures may increase as we complete our remediation plans.

  We do not expect to bear any of the costs related to the inventory, assessment and remediation of third party compliance hotels acquired in the Interstate merger. As part of the settlement of litigation arising out of the

Interstate merger, we agreed to contribute to a new company management of these third party compliance hotels, and then dispose of substantially all of that new company's stock by means of a spin-off to our stockholders or otherwise. That spin-off is now complete.

  We have identified the vendors and service providers that are critical to our businesses and have requested those parties to provide information concerning their Year 2000 compliance and remediation efforts. We have received responses from 55 percent of those parties as of June 30, 1999. We are continuing to seek additional information from the parties that did not respond or did not provide sufficient information. We cannot guarantee that all vendors or service providers will comply with our requests. Also, we must rely on the information provided by the third parties and will not be able to test their Year 2000 compliance. As a result, we may not be able to accurately determine whether they are Year 2000 compliant. Based on preliminary responses, we believe that our most critical vendors and service providers will not cause our operations to be materially disrupted as a result of Year 2000 issues. During the remainder of 1999, we intend to determine the extent to which we will be able to replace vendors and service providers that are expected to be non-compliant. Due to the lack of alternate sources, however, in most instances we will be required to remain with non-compliant vendors or service providers. As we identify the non-compliant vendors and service providers, we will then determine appropriate contingency plans.

  We believe that our current compliance program will allow us sufficient time to identify which of our systems and other electronic assets are not Year 2000 compliant and to effect the necessary remediation to avoid substantial problems arising from Year 2000 induced failures. We believe that our reprogramming, upgrading and systems replacements will be implemented by the end of the third quarter of 1999. We believe that this should provide us adequate time to further correct any problems that did not surface during the implementation and testing of those systems. However, some vendors and the owners or operators of the third party compliance hotels may not comply with their present schedules, which could affect our timing and remediation efforts generally. If we are not successful in implementing our Year 2000 compliance plan, we may suffer a material adverse impact on our financial condition and results of operations.

  In addition to those systems within our control and the control of our vendors and suppliers, there are other systems that could have an impact on our businesses and which may not be Year 2000 compliant by January 1, 2000. These systems could affect the operations of the air traffic control system and airlines or other segments of the lodging and travel industries, or the economy and travel generally. In addition, these systems could affect the third party compliance hotels or the hotels franchised under our brands whose owners and operators are implementing their own compliance programs. These systems are outside of our control or influence and their compliance may not be verified by us. However, these systems could adversely affect our financial condition or results of operation.

  We are continuing to develop contingency plans to address potential Year 2000 induced failures. Because we have no control over third party assessment and remediation efforts, our contingency planning is focused on third party caused disruptions. We are developing our plans on our belief that the consequences of Year 2000 induced failures will be local in nature. Our plans will be based on existing contingency plans for operations during storms and other natural disasters. While each hotel is developing a contingency plan, any disruption in utilities or other key local services could have the effect of disrupting operations of several hotels located in the affected geographic area. As part of our contingency planning, we are evaluating our continued management of the third party compliance hotels that do not become Year 2000 compliant. We expect to complete our initial contingency plans in October 1999.

                   UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

  This prospectus, any prospectus supplement, and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters, identify forward-looking statements. These statements include statements regarding our intent, belief or current expectations. You are cautioned that any forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. In addition to those factors discussed under "Risk Factors," other factors that could cause actual results to differ materially from those indicated by the forward-looking statements are:

  .  the impact of general economic conditions in the United States;

  .  industry conditions, including competition;

  .  capital expenditure requirements;

  .  legislative or regulatory requirements; and

  .  access to capital markets.

  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. The forward-looking statements reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the various factors identified in this prospectus, any prospectus supplement and the documents incorporated by reference herein which could cause actual results to differ.

                             ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf registration" process. Under this shelf process, the selling stockholders may, from time to time, sell the securities described in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                USE OF PROCEEDS

  We will not receive any proceeds from the sale of class A common stock by the selling stockholders.

                      DESCRIPTION OF CLASS A COMMON STOCK

  Our Board of Directors has the authority to issue up to 750,000,000 shares of our class A common stock, par value $0.01 per share. As of August 12, 1999, 167,665,527 shares of our class A common stock were outstanding. The following discussion summarizes the important terms of our class A common stock.

  Except as described below regarding the election of directors, each share of class A common stock will be entitled to one vote on each matter submitted to a vote at any meeting of stockholders and the holders of shares of class A common stock will vote together as one class on all matters submitted to a vote of stockholders or, if any holders of shares of preferred stock are entitled to vote together with the holders of class A common stock on any matter, as a single class with the holders of preferred stock on the matter.

  The right of the holders of the class A common stock to elect members of our Board of Directors depends on the class of directors being elected.

  . Class A Directors: Before the date the investors may voluntarily convert their class B common stock to class A common stock, holders of the class A common stock will elect the class A directors by plurality vote. From and after the date the investors may voluntarily convert their class B common stock to class A common stock, holders of the class A common stock, voting together as a single class with the holders of the class B common stock and series B preferred stock, will elect the class A directors by plurality vote.

  . Class B Directors: Holders of class A common stock have no right to participate in the election of the class B directors.

  . Class C Directors: Holders of the class A common stock, voting together as a single class with the holders of the class B common stock and series B preferred stock, generally will elect the Class C directors by plurality vote.

  Subject to the rights of holders of preferred stock, holders of class A common stock will be entitled to receive dividends and other distributions in cash, stock or property as determined by our Board of Directors from time to time. The holders of the class A common stock and the class B common stock will be entitled to receive, and generally to share equally and ratably, such dividends. However, if dividends are payable in shares of class A common stock or class B common stock, the dividends will be declared at the same rate on each class of stock, and the dividends payable to holders of class A common stock will be paid in class A common stock and the dividends payable to holders of class B common stock will be paid in class B common stock.

  Upon our voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up, after distribution in full of preferential amounts to be distributed to the holders of preferred stock or any other class or series of stock having a preference as to liquidating distributions over the class A common stock, the holders of the class A common stock and the class B common stock will be entitled to share equally and ratably in all of our remaining assets available for distribution to stockholders.

  Unless approved by our Board of Directors in an agreement, holders of our class A common stock do not have preemptive rights to purchase (1) additional shares of our capital stock, (2) warrants, rights or options to purchase additional shares of our capital stock, or (3) any obligations convertible into such stock, warrants, rights or options.

                             SELLING STOCKHOLDERS

  The following table sets forth the name of each selling stockholder, the number of shares of class A common stock beneficially owned by each selling stockholder immediately prior to the date of this prospectus, the number of shares covered by this prospectus, the number of shares to be beneficially owned by each selling stockholder upon completion of this offering, and the percentage of shares to be owned by each selling stockholder upon completion of this offering. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time after the date of this prospectus, we cannot determine the exact number of shares that each selling stockholder may retain after completion of this offering. The last two columns of this table assumes that the selling stockholders will sell all their respective shares covered by this prospectus and will not buy or sell any additional shares of class A common stock.

                                                          Beneficial Ownership of
                                                           Shares After Offering
                               Beneficial    Number of  -----------------------------
                                Ownership      Shares                 Percentage of
                                of Shares    Covered by Number of   Total Outstanding
Name of Selling Stockholder  Before Offering Prospectus  Shares          Shares
---------------------------  --------------- ---------- ---------   -----------------
Alibhai, Amir...........           84,571       84,571         0             0
Alibhai, Bahadur........          253,717      253,717         0             0
Alibhai, Haider.........          494,092      494,092         0             0
Alibhai, Karim..........        4,426,588(1) 4,025,705   400,883(1)          *
Aquarina Developments,
 Inc. ..................        1,075,950    1,075,950         0             0
B. Anthony Isaac
 Revocable Trust........          623,433      588,530    34,903             *
Black, D., trustee for
 Alexander Black........           29,223       29,223         0             0
Black, D., trustee for
 Benjamin Black.........           29,223       29,223         0             0

                                                           Beneficial Ownership of
                                                            Shares After Offering
                               Beneficial     Number of  ------------------------------
                                Ownership       Shares                  Percentage of
                                of Shares     Covered by Number of    Total Outstanding
Name of Selling Stockholder  Before Offering  Prospectus  Shares           Shares
---------------------------  ---------------  ---------- ---------    -----------------
Black, D., trustee for
 Joshua Black...........           29,223        29,223         0              0
Black, D., trustee for
 Victoria Black.........           29,223        29,223         0              0
Brown, Roger H. ........           19,341         8,020    11,321              *
Burns, Brent............            2,084         2,084         0              0
Burrus, David...........          192,278       187,845     4,433              *
Burrus Jr., William
 F. ....................          233,062       233,062         0              0
Consolidated Equities
 Trust..................           89,067        84,081     4,986              *
Craig Radley Nussbaum
 1993 Trust.............           12,286        12,286         0              0
CS & Co Pension Fund....        2,323,732     1,324,804   998,928              *
Cullen, John............          340,930       163,800   177,130              *
David and Sondra Mack
 Foundation Inc. .......          190,654       190,654         0              0
EFKA
 Vermogensverwaltungs
 GmbH...................          769,453       526,816   242,637              *
Finger, Elizabeth.......           37,898(2)     17,284     3,330(3)           *
Finger, Paul............           28,207        15,797    12,910              *
Finger, William.........           37,898(4)     17,284     3,330(5)           *
Gencom Executive Plan,
 L.P. ..................           21,357        19,898     1,459              *
Gencom Interests,
 Inc. ..................          452,045       421,161    30,884              *
Greater Miami Jewish
 Federation.............            9,080         4,363     4,717              *
GSM Guarantor Inc. .....            4,740(6)      4,740         0              0
GSM IV, Inc. ...........           38,207(7)     38,207         0              0
GSM VI, Inc. ...........           94,154(8)     94,154         0              0
GSM VIII, Inc. .........           56,775(9)     56,775         0              0
Gunderson, Tina W. .....           22,267        21,021     1,246              *
Hannan, John J. ........           15,656        15,656         0              0
Hannan, Judith as
 Trustee U/A/D..........           13,568        13,568         0              0
Hotel Growth Partners
 L.P. ..................           74,953        70,934     4,019              *
Jacobson, John..........            1,114         1,038        76              *
Jamal, Alnoor...........           26,950        26,950         0              0
Jamal, Salim............           26,950        26,950         0              0
JHD Guarantor Inc. .....            4,740         4,740         0              0
JHD IV, Inc. ...........           22,570        22,570         0              0
JHD VI, Inc. ...........           57,937        57,937         0              0
JHD VIII, Inc. .........           56,775        56,775         0              0
Lyon RLP Investment
 Partnership............           86,509        80,599     5,910              *
Mack, David.............           35,911        35,911         0              0
Mack, Earle.............          187,569       187,569         0              0
Mack, Fredric...........          113,337       113,337         0              0
Mack, Phillis, trustee
 for R. Mack............           37,961        37,961         0              0
Mack, Phillis, trustee
 for S. Mack............           37,961        37,961         0              0
Mack, William...........          350,784(10)   350,784         0(10)          0
Mack, William L. .......            3,287(10)     3,287         0(10)          0
Marvin, Don R. .........          178,136       168,164     9,972              *
Massad, Nick............            1,666         1,666         0              0
Meikleham, Dennis S. ...           54,831        51,762     3,069              *
Morse, John R. .........           89,067        84,081     4,986              *
Mossburg III, Robert
 E. ....................           89,067        84,081     4,986              *
Neibart, Lee............            4,672(11)     4,672         0(11)          0
Newton, George..........           40,951        40,951         0              0
Nickles, James..........           11,381        11,381         0              0
Northcoast Hotels,
 L.L.C. ................           66,706        62,149     4,557              *

                                                          Beneficial Ownership of
                                                           Shares After Offering
                               Beneficial    Number of  ---------------------------
                                Ownership      Shares               Percentage of
                                of Shares    Covered by Number of Total Outstanding
Name of Selling Stockholder  Before Offering Prospectus  Shares        Shares
---------------------------  --------------- ---------- --------- -----------------
Nussbaum, Paul A. ......              (12)      54,760       (13)
PANCO Services, Inc. ...          237,487      183,179    54,308           *
Ross Trevor Nussbaum
 1993 Trust.............           12,286       12,286         0           0
S/Y Associates, Ltd. ...          167,731      156,272    11,459           *
Scheetz, W. Edward......            5,014        4,672       342           *
SEP fbo Paul A.
 Nussbaum...............           89,445       68,992    20,453           *
Socha Jr., Edmund J. ...           89,067       84,081     4,986           *
Stewart, Rex............            2,874        2,874         0           0
WAM Management Inc.--
 William Meyer..........           19,840       19,840         0           0
Weischfish Family
 General Partnership....          875,027      875,027         0           0
Weiser, Sherwood........              (14)      53,320       (14)
Wichita Consulting
 Company, L.P. .........        1,796,322    1,696,002   100,320           *
Zilber, Joseph J. ......          204,482      149,022    55,460           *

--------
 *Less than one percent.
 (1) Includes options to purchase 53,867 shares granted to Mr. Alibhai which are currently exercisable.
 (2) Includes 18,551 shares beneficially owned by William Finger and 796 shares beneficially owned by minor children.
 (3) Includes 1,267 shares beneficially owned by William Finger and 796 shares beneficially owned by minor children.
 (4) Includes 18,551 shares beneficially owned by Elizabeth Finger and 796 shares beneficially owned by minor children.
 (5) Includes 1,267 shares beneficially owned by Elizabeth Finger and 796 shares beneficially owned by minor children.
 (6) Does not include shares held by GSM IV, Inc. ("GSM IV"), GSM VI, Inc. ("GSM VI"), and GSM VIII, Inc. ("GSM VIII").
 (7) Does not include shares held by GSM Guarantor Inc. ("GSM"), GSM VI, and GSM VIII.
 (8) Does not include shares held by GSM, GSM IV, and GSM VIII.
 (9) Does not include shares held by GSM, GSM IV, and GSM VI.
(10) Does not include shares held by (i) family trusts over which Mr. Mack does not serve as trustee or by other family members (collectively, "Family Trusts"); (ii) Apollo Real Estate Investment Fund IV, L.P. ("AREIF IV"); (iii) Apollo Investment Fund IV, L.P. ("AIF IV"); (iv) Apollo Overseas Partners IV, L.P. ("AOP IV," and together with AIF IV, "Apollo IV"); or (v) AIF/THL PAH LLC ("AIFTHL" and together with AREIF IV and Apollo IV, "Apollo"). Mr. Mack is a founding principal of Apollo Real Estate Advisors IV, L.P., which is the general partner of AREIF IV and an affiliate of the general partner of AIF IV and AOP IV and the manager of AIFTHL. Mr. Mack disclaims beneficial ownership of all securities held by the Family Trusts and Apollo.
(11) Does not include shares held by Apollo. Mr. Neibart is a founding principal of Apollo Real Estate Advisors IV, L.P., the general partner of AREIF IV and an affiliate of the general partner of Apollo IV and the manager of AIFTHL. Mr. Neibart disclaims beneficial ownership of all securities held by Apollo.
(12) Includes options to purchase 1,154,448 shares granted to Mr. Nussbaum which are currently exercisable. The number of shares beneficially owned by Mr. Nussbaum includes 237,487 shares held by PANCO Services, Inc. and 89,445 shares held by SEP fbo Paul A. Nussbaum.
(13) Includes options to purchase 1,154,448 shares granted to Mr. Nussbaum which are currently exercisable. The number of shares beneficially owned by Mr. Nussbaum includes 54,308 shares held by PANCO Services, Inc. and 20,453 shares held by SEP fbo Paul A. Nussbaum.
(14) Includes options to purchase 21,467 shares granted to Mr. Weiser which are currently exercisable. The number of shares beneficially held by Mr. Weiser includes 805 shares and 10,984 partnership units in Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. held by WL Tampa, Ltd ("Tampa"). Mr. Weiser disclaims beneficial ownership of these securities held by Tampa to the extent that they exceed his pecuniary interest in Tampa.

                             PLAN OF DISTRIBUTION

  The selling stockholders may from time to time, offer and sell the shares on the New York Stock Exchange, in the over-the-counter market or otherwise. They may sell the shares in the following manners, among others:

  .  in ordinary brokerage transactions;

  .  in block transactions;

  .  in privately negotiated transactions;

  .  through put or call option transactions;

  .  through short sales; or

  .  pursuant to Rule 144.

  Those transactions may or may not involve brokers or dealers. If the transactions do include brokers, the selling stockholders expect to pay customary brokerage commission and charges. We will pay all expenses other than underwriting discounts, selling commissions and fees, and legal and accounting fees incurred by the selling stockholders incident to the offering and sale of the class A common stock.

  The selling stockholders are not obligated to sell any or all of the shares of class A common stock offered pursuant to this prospectus. Each of the selling stockholders reserves the right to accept and to reject in whole or in part any proposed purchase of the shares of class A common stock.

  To the extent required, a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part will set forth the aggregate principal amount of the shares to be sold, the names of the selling stockholders, the purchase price, the name of any agent, broker-dealer or underwriters and any applicable commission with respect to a particular offer. The selling stockholders and any agents, broker-dealers or underwriters that participate with the selling stockholders in the distribution of the shares of class A common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any discounts, commissions or conversions received by the broker-dealers, agents or underwriters and any profit on the resale of the shares of class A common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  We have agreed to indemnify the selling stockholders and their respective directors, officers and controlling persons against liabilities relating to the registration statement, including liabilities under the Securities Act. Each selling stockholder has agreed to indemnify us and our directors, officers and controlling persons against liabilities relating to the information given to us by that selling stockholder in writing for inclusion in the registration statement, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters in connection with this offering will be passed upon for us by Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited the: 1. (a) Combined Financial Statements of Patriot American Hospitality, Inc. and Wyndham International, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, (b) the Consolidated Financial Statements of Patriot American Hospitality, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the related financial statement schedules, and (c) the Consolidated Financial Statements of Wyndham International, Inc. as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and six months ended December 31, 1997 included in the Joint Annual Report on Form 10-K, as amended, of Patriot American Hospitality, Inc. and Wyndham International, Inc. for fiscal year ended December 31, 1998, as set forth in their report which is incorporated by reference in this prospectus; 2. (a) Consolidated Financial Statements of WHG Resorts & Casinos, Inc. as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 and the related financial statement schedule, (b) the Financial Statements of Posadas de San Juan Associates as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 and the related financial statement schedule, (c) the Financial Statements of WKA El Con Associates as of June 30, 1997 and 1996, and for each of the three years in the period ended June 30, 1997, and (d) the Financial Statements of El Conquistador Partnership, L.P. as of March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated April 20, 1998 (filed April 22, 1998) as set forth in their reports which are incorporated by reference in this prospectus; 3.
(a) Consolidated Financial Statements of SF Hotel Company, L.P. as of January 2, 1998 and January 3, 1997 and for the years then ended, and (b) Combined Financial Statements of SC Suites Summerfield Partnerships of January 2, 1998 and January 3, 1997 and for each of the three years in the period ended January 2, 1998, included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated June 2, 1998, as amended (filed June 17, 1998 and August 6, 1998), as set forth in their reports which are incorporated by reference in this prospectus. Each of the above referenced financial statements and schedules are incorporated herein by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

  The Financial Statements of Sheraton City Centre as of December 31, 1996 and for the year then ended and the Statement of Direct Revenues and Direct Operating Expenses for the Wyndham Emerald Plaza for the year ended December 31, 1996, included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated January 5, 1998, which is incorporated by reference herein, have been audited by PricewaterhouseCoopers LLP as set forth in their report thereon included therein and incorporated herein by reference. The (a) Consolidated Financial Statements of Wyndham Hotel Corporation as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, and (b) the Consolidated Financial Statements of Interstate Hotels Company as of December 31, 1996 and 1997 and for the three years in the period ended December 31, 1997 included in Interstate's 1997 Annual Report on Form 10-K dated March 31, 1998, and the CHC International Hospitality, Inc. Division Financial Statements as of November 30, 1996 and 1997 and for each of the years ended November 30, 1995, 1996 and 1997 included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated April 20, 1998 (filed April 22, 1998), (c) financial statements of Royal Palace Hotel Associates as of December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997 included in the Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc., dated June 2, 1998 which is incorporated by reference herein have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon. Each of the above referenced financial statements have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Arcadian International Limited (formerly Arcadian International Plc) and subsidiary undertakings, and Malmaison Limited and subsidiary undertakings, incorporated in this Registration Statement/Prospectus by reference to the Joint Current Report on Form 8-K/A No. 2 of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated June 2, 1998, have been audited by Arthur Andersen, chartered accountants, as indicated in their reports with respect thereto, are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. In addition, our SEC filings are also available from the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  We filed a registration statement on Form S-3 to register with the SEC the shares of our class A common stock to be offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

  We incorporate by reference the documents listed below and, until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1. Annual Report on Form 10-K (as amended on May 10, 1999, May 24, 1999, and May 28, 1999) of Patriot American Hospitality, Inc. and us for the year ended December 31, 1998;

  2. Quarterly Report on Form 10-Q of Patriot and us for the three months ended March 31, 1999;

  3. Our Quarterly Report on Form 10-Q for the three months ended June 30,
     1999;

  4. Current Reports on Form 8-K of Patriot and us dated: (1) January 5, 1998 (filed January 13, 1998); (2) February 9, 1998 (filed February 12,
     1998); (3) March 23, 1998 (filed March 30, 1998); (4) April 2, 1998
     (filed April 8, 1998); (5) April 20, 1998 (filed April 22, 1998); (6)
     May 27, 1998, as amended (filed May 27, 1998 and May 28, 1998); (7) June 2, 1998, as amended (filed June 17, 1998, August 6, 1998 and March 26,
     1999); (8) November 9, 1998, as amended (filed November 9, 1998 and November 10, 1998); (9) November 30, 1998 (filed November 30, 1998);
     (10) December 16, 1998 (filed December 16, 1998); (11) December 16, 1998
     (filed December 18, 1998); (12) December 20, 1998 (filed December 22,
     1998); (13) January 29, 1999 (filed February 4, 1999); (14) February 16,
     1999 (filed February 16, 1999); (15) March 2, 1999 (filed March 2,
     1999); (16) February 26, 1999 (filed March 3, 1999); (17) March 26, 1999
     (filed March 26, 1999); (18) March 26, 1999, as amended (filed on March 29, 1999, May 10, 1999 and May 24, 1999); (19) June 29, 1999 (filed July
     12, 1999); (20) June 30, 1999 (filed July 13, 1999);

  5. Our Current Report on Form 8-K dated August 19, 1999 (filed August 24,
     1999);

  6. The description of our class A common stock, which is contained in our Registration Statement on Form 8-A/A, dated August 11, 1999; and

  7. The description of our series C junior preferred stock purchase rights, which is contained in our Registration Statement on Form 8-A/A, dated August 11, 1999.

  You may request free copies of these filings by writing or telephoning us at the following address:

      Wyndham International, Inc.
      1950 Stemmons Freeway
      Suite 6001
      Dallas, Texas 75207
      Attn: Shareholder Relations
      (214) 863-1000

  You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               15,097,354 Shares

                          WYNDHAM INTERNATIONAL, INC.

                              Class A Common Stock

                               ----------------
                                   PROSPECTUS
                               ----------------


                                      , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee.

   SEC registration fee................................................ $15,090
   Legal fees and expenses (including blue sky fees and expenses)......       *
   Accounting fees and expenses........................................       *
   Printing............................................................       *
   Miscellaneous.......................................................       *
                                                                        -------
     Total............................................................. $     *
                                                                        =======

--------
* To be completed by amendment.

Item 15. Indemnification of Directors and Officers.

  Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), our Certificate of Incorporation contains provisions which eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

  Section 145 of the DGCL permits, and under certain circumstances requires, us to indemnify our directors, officers, employees, and agents subject to certain conditions and limitations. Our Bylaws contain provisions to indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. In addition, we maintain officers' and directors' liability insurance which insures against liabilities that our officers and directors may incur in their respective capacities.

Item 16. Exhibits.

  A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by this reference.

Item 17. Undertakings.

  We hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10 (a) (3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (1) (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or
  (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described under Item 15 above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on August 30, 1999.

                                          Wyndham International, Inc.

                                                   /s/ James D. Carreker
                                          By: _________________________________
                                                     James D. Carreker
                                              Chairman of the Board and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Wyndham International, Inc. hereby constitute and appoint James D. Carreker and Carla S. Moreland, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and his or her name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, to sign any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ James D. Carreker            Chairman of the Board,       August 30, 1999
______________________________________  Chief Executive Officer
          James D. Carreker             (Principal Executive
                                        Officer) and Director

     /s/ Richard L. Mahoney            Executive Vice President     August 30, 1999
______________________________________  and Chief Financial
          Richard L. Mahoney            Officer (Principal
                                        Financial Officer and
                                        Principal Accounting
                                        Officer)

      /s/ Karim A. Alibhai             Director                     August 30, 1999
______________________________________
           Karim A. Alibhai

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Leon Black                Director                     August 30, 1999
______________________________________
              Leon Black

        /s/ Leonard Boxer              Director                     August 27, 1999
______________________________________
            Leonard Boxer

      /s/ Norman Brownstein            Director                     August 30, 1999
______________________________________
          Norman Brownstein

        /s/ Stephen Clark              Director                     August 30, 1999
______________________________________
            Stephen Clark

         /s/ Milton Fine               Director                     August 27, 1999
______________________________________
             Milton Fine

        /s/ Paul Fribourg              Director                     August 30, 1999
______________________________________
            Paul Fribourg

       /s/ Susan Groenteman            Director                     August 30, 1999
______________________________________
           Susan Groenteman

        /s/ Thomas H. Lee              Director                     August 30, 1999
______________________________________
            Thomas H. Lee

        /s/ Alan Leventhal             Director                     August 30, 1999
______________________________________
            Alan Leventhal

         /s/ William Mack              Director                     August 30, 1999
______________________________________
             William Mack

         /s/ Lee Neibart               Director                     August 30, 1999
______________________________________
             Lee Neibart

       /s/ Paul A. Nussbaum            Director                     August 30, 1999
______________________________________
           Paul A. Nussbaum

          /s/ Marc Rowan               Director                     August 30, 1999
______________________________________
              Marc Rowan

        /s/ Rolf E. Ruhfus             Director                     August 27, 1999
______________________________________
            Rolf E. Ruhfus

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Scott Schoen              Director                     August 30, 1999
______________________________________
             Scott Schoen

        /s/ Scott Sperling             Director                     August 30, 1999
______________________________________
            Scott Sperling

      /s/ Sherwood M. Weiser           Director                     August 30, 1999
______________________________________
          Sherwood M. Weiser

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
  3.1    Form of Restated Certificate of Incorporation of the Company
          (incorporated by reference to Exhibit 99.3 to the Company's Current
          Report on Form 8-K dated March 2, 1999 (filed March 2, 1999)).
  3.2    Form of Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K
          dated March 2, 1999 (filed March 2, 1999)).
  4.1    Shareholder Rights Agreement, dated as of June 29, 1999, between the
          Company and American Stock Transfer and Trust Company, as Rights
          Agent (incorporated by reference to Exhibit 4.1 to the Company's
          Current Report on Form 8-K dated June 29, 1999 (filed July 12,
          1999)).
  5.1**  Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
 10.1*   Registration Rights Agreement, dated as of June 30, 1999, between the
          Company and former operating partnership unitholders.
 23.1*   Consent of Ernst & Young LLP (Dallas, Texas)
 23.2*   Consent of PricewaterhouseCoopers LLP (Pittsburgh, Pennsylvania)
 23.3*   Consent of PricewaterhouseCoopers LLP (Tampa, Florida)
 23.4*   Consent of PricewaterhouseCoopers LLP (Miami, Florida)
 23.5*   Consent of PricewaterhouseCoopers LLP (Dallas, Texas)
 23.6*   Consent of Arthur Andersen (London, United Kingdom)
 23.7*   Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
          Exhibit 5.1)

--------
 * Filed herewith.
** To be filed by amendment.